May 22, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Mark Rakip and Ms. Shannon Menjivar

RE:	Travel + Leisure Co.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 22, 2023
File No. 001-32876

Dear Mr. Rakip and Ms. Menjivar,

On behalf of Travel + Leisure Co. (the “Company,” “we,” or “our”), we respectfully submit the following responses to the comment letter to Mr. Michael A. Hug, the Chief Financial Officer of the Company, dated May 9, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, we repeat the Staff’s comments below in italics, followed by our responses to the specific questions contained within the Staff’s comments.

Comment:

Form 10-K for fiscal year ended December 31, 2022

Item 1. Business
Vacation Ownership
Consumer Financing, page 6

1. We note your disclosure that as of December 31, 2022, 94% of your loan portfolio was current. In future periodic filings, please enhance your disclosure to provide historic default rates for all periods presented given the decrease in the current status of your loan portfolio year-over-year.

Response: The Company acknowledges the Staff’s comment and confirms that, commencing with the filing of its 2023 Form 10-K, it will enhance future disclosures in this section to provide comparable data on the current status of its loan portfolio for all periods presented. By way of example, the disclosure on page 6 of the 2022 Form 10-K would have stated that “Our loan portfolio was 94% and 96% current (not more than 30 days past due) as of December 31, 2022 and 2021, respectively.”

The Company also notes that the Staff has requested the disclosure of historic default rates for all periods presented and would like to respectfully inform the Staff that the year-over-year change in the current (not more than 30 days past due) portion of the loan portfolio would not be adequately explained by providing historical default rates, as default rates would be based on loans that were
6277 Sea Harbor Drive | Orlando, FL 32821

greater than 120 days past due and, thus, written off to the allowance for loan losses. The Company believes that specifically referring the reader to the Vacation Ownership Contracts Receivable footnote would provide them with a more complete view of our portfolio performance as this disclosure includes a detailed aging of the portfolio, along with the amount of loan loss provisions and defaults (write-offs) recorded by year.

As such, in addition to changes noted above, the Company proposes adding the following sentence to future disclosures in Item 1 (page 6 of the 2022 Form 10-K): “See Note 9—Vacation Ownership Contract Receivables to the Consolidated Financial Statements for further information on the performance of our loan portfolio.” The Company believes that this approach would direct the reader to access the relevant data while adhering to the essence of the SEC modernization rules by avoiding duplicative disclosure.

Comment:

3. Revenue Recognition
Vacation Ownership, page 61

2. Please tell us how and when you record the revenue and liability associated with non-cash incentives bifurcated from sales price of vacation ownership interest sales when entering into a VOI sale, and the amounts recorded as of and for the fiscal years presented. In your response, cite the specific accounting literature relied upon.

Response: The Company acknowledges the Staff’s comments and notes for the Staff the following regarding the bifurcation and recognition of non-cash incentives:

The non-cash incentives offered by the Company are in the form of “bonus points.” Bonus points are a one-time allotment of points in the points-based vacation ownership system in which the VOI is purchased. Bonus points can be used in conjunction with the customers’ ownership interest or on a stand-alone basis to book a reservation and occupy available vacation accommodations within the system. Bonus points are one-time use and, if not used, expire 18 months from the date of purchase of the related VOI.

The Company has determined that bonus points meet the definition of a separate performance obligation under ASC 606-10-25-14 as they meet both the criteria of being distinct as outlined in ASC 606-10-25-19. Accordingly, the Company allocates the transaction price of the VOI amongst the performance obligations in the contract (the VOI and the bonus points) on a relative standalone selling price basis in accordance with ASC 606-10-32-29.

The Company recognizes revenue associated with bonus points when (or as) it satisfies the performance obligation by providing the vacation stay(s). However, as bonus points are fulfilled using Company-owned VOI inventory during the holding period, any revenue arising from bonus points is treated as incidental operations in accordance with ASC 978-330-35-3 which states:

Revenue from and costs of rental and other operations during holding periods shall be accounted for as incidental operations. Incremental revenue from incidental operations in excess of incremental costs from incidental operations shall be accounted for as a reduction of inventory costs—that is, the pool of inventory costs under the relative sales value method as described in paragraph 978-330-35-1. Estimates of future amounts of such excess should not be factored into the calculations of the relative sales value method. Incremental costs in excess of incremental revenue should be charged to expense as incurred.

To summarize, the Company bifurcates non-cash incentives (bonus points) from the sales price of the VOI at the point of sale and records a contract liability at that time. The aggregate outstanding liability, which totaled $70 million and $55 million as of December 31, 2022 and 2021, respectively, is disclosed in the Contract Liabilities table with the caption ‘Deferred VOI incentive revenue’ within the Revenue Recognition footnote (page 63 of the 2022 Form 10-K). The Company recognizes bonus point revenue in accordance with ASC 606 and ASC 978 upon use and it is presented on a net basis (as a component of incidental operations) within Operating expense on the Company’s Consolidated Statement of Income/(Loss).

The Company recognized $52 million, $55 million and $73 million in non-cash incentive (bonus point) revenue in 2022, 2021 and 2020, respectively.

Comment:

9. Vacation Ownership Contract Receivables, page 70

3. We note you disclose elsewhere that for developer-financed sales, the VOI sales transaction price is reduced by an estimate of uncollectible consideration at the time of the sale, while noting your characterization of uncollectible consideration as loan loss provision. Further, we note that as a result of improvements in net new defaults and lower than expected unemployment rates, in fiscal year 2021 you "released a portion of your COVID-19 related allowance." Please confirm whether you consider loan loss provisions to be variable consideration considered constrained and excluded from revenue, and clarify and enhance your disclosure to address how you characterize the impact of your loan loss provision.

Response: The Company acknowledges the Staff’s comment and confirms that it does consider loan loss provisions to be variable consideration that is constrained and thus appropriately excluded from revenue. As such, the Company confirms that, commencing with its June 30, 2023 10-Q filling, it will enhance future disclosures (page 71 of the 2022 Form 10-K) of the activity in the allowance for loan losses on vacation ownership contract receivables (“VOCRs”) to state that “The Company records the difference between VOCRs and the variable consideration included in the transaction price for the sale of the related VOIs as a provision for loan losses on VOCRs."

The Company advises the Staff that, consistent with guidance provided by the AICPA’s Financial Reporting Executive Committee (“FinREC”), the Company has concluded that the uncollectibility of developer-financed timeshare sales is akin to an implicit right of return, or implicit price concession, which should be accounted for as variable consideration in determining the transaction price under ASC 606 rather than as an arrangement in which the entity would not receive anything in the event of a customer default (i.e. bad debt expense).

Based on FinREC’s interpretive guidance, the Company has also concluded that it may use the portfolio practical expedient in estimating variable consideration on a portfolio of timeshare contracts to determine the consideration to which the developer will be entitled. This approach is consistent with the expected value method in estimating variable consideration as described in ASC 606-10-32-8. This approach is also consistent with the Right of Return example in ASC 606-10-55-202 through 55-207, whereby the entity applies historical experience to a portfolio of contracts to estimate products that will be returned and therefore does not recognize revenue for those products.

Additionally, the Company also notes that ASC 606-10-32-14 requires that the estimate of variable consideration be updated during each subsequent reporting period (including the assessment of whether the estimate of variable consideration is constrained), and, consistent with FinREC’s interpretive guidance for timesharing transactions, the Company has concluded that subsequent changes to the estimate for uncollectibles (variable consideration) should generally be accounted for as increases or decreases in the transaction price (as adjustments to ‘Vacation ownership interest sales’ revenue) in accordance with ASC 606-10-32-42 through 32-45.

Comment:

Item 8. Financial Statements
Notes to Consolidated Financial Statements
23. Segment Information, page 90

4. We note your disclosure that management uses net revenues and Adjusted EBITDA to assess the performance of the reportable segments. Please tell us how you determined it was appropriate to present more than one measure of segment of profit or loss; refer to ASC 280-10-50-28 and
ASC 280-10-55-9.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, in applying the guidance of ASC 280-10-50-28 and ASC 280-10-55-9, the chief operating decision maker uses only one measure of segment profit or loss in assessing segment performance and that measure is Adjusted EBITDA. The Company also acknowledges and advises the Staff that net revenue is not a measure of segment profit or loss but, rather, that it is disclosed along with the Company’s measure of segment profit or loss in accordance with the requirement to disclose segment revenues if “included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker” in accordance with ASC 280-10-55-22.1.a.

As such, the Company will revise its disclosure in future filings, commencing with the filing of its June 30, 2023 10-Q filing, to remove the reference to net revenues and will state only that “Management uses Adjusted EBITDA to assess the performance of the reportable segments.”

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact me at 407-626-4373.

TRAVEL + LEISURE CO.

By: /s/ Michael A. Hug
Name: Michael A. Hug
Title: Chief Financial Officer

Cc: Deloitte & Touche LLP
Kirkland & Ellis LLP